FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For period ending January 2013

GlaxoSmithKline plc
(Name of registrant)

980 Great West Road, Brentford, Middlesex, TW8 9GS
(Address of principal executive offices)

Indicate by check mark whether the registrant files or
will file annual reports under cover Form 20-F or Form 40-F

Form 20-F x     Form 40-F

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Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.

Yes      No x
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 Notification of Transactions of Directors, Persons Discharging
Managerial Responsibility or Connected Persons

The Administrators of the GlaxoSmithKline UK and US Performance Share Plans notified the Company and the under-mentioned persons on 8 January 2013 of the following increases in their notional interests in Ordinary Shares at a price of 1363.50 pence per Ordinary Share and American Depositary Shares (ADSs) at a price of $43.98 per ADS following the notional re-investment of the dividend paid to shareholders on 3 January 2013.

	Ordinary Shares	ADSs
Sir Andrew Witty	20,450.937
Dr M M Slaoui		6,122.035
Mr S Dingemans	5,090.784
Mr S M Bicknell	2,087.162
Mr R G Connor	347.518
Mrs D P Connelly		2,901.855
Mr M Dunoyer	2,544.210
Mr S A Hussain	5,481.314
Mr W C Louv		1,786.856
Mr D S Redfern	2,792.816
Ms C Thomas	3,938.648
Mr P C Thomson	787.654
Mr D E Troy		3,380.730
Dr P J T Vallance	4,805.754
Ms E Walmsley	3,195.499
Mr C Weber	695.878
Mrs V A Whyte	373.072

The notional dividends accrued will be paid out in proportion to the percentage of participants' Performance Share Plan holdings that vest following the end of the relevant three year measurement period.

This notification relates to transactions notified in accordance with Disclosure and Transparency Rule 3.1.4R(1)(a).

V A Whyte
Company Secretary

9 January 2013

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

GlaxoSmithKline plc
(Registrant)

Date: January 9, 2013

By: VICTORIA WHYTE
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Victoria Whyte
Authorised Signatory for and on
behalf of GlaxoSmithKline plc